U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                              Commission File Number 000-28443

 (Check one):  [X]  Form 10-K and Form 10-KSB   [ ]  Form 11-K
               [ ]  Form 20-F                   [ ]  Form 10-Q and Form 10-QSB
               [ ]  Form N-SAR

 For period ended December 31, 1999

 Transition Report on Form 10-K and 10-KSB
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q and Form 10-QSB
 Transition Report on Form N-SAR

 For the transition period ended

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                   PART I
                           REGISTRANT INFORMATION

   Full name of registrant:                  Autologous Wound Therapy, Inc.

   Former name if applicable:

   Address of principal executive office:    1523 Bowman  Road, Suite A
   (Street and Number)

   City, State and Zip Code:                 Little  Rock,  Arkansas  72211


                                 PART II
                          RULE 12b-25(b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

            [ ]       (a)   The  reasons described  in  reasonable
                      detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [X]       (c)    The  accountant's  statement or  other
                      exhibit required by Rule 12b-25(c) has been attached if applicable.


                                 PART III
                                NARRATIVE

                 The Registrant's independent auditor's have not yet completed the audit of the Registrant's December 31, 1999 consolidated financial statements.


                                 PART IV
                            OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

              Dennis G. Hendren        (501)              225-8400
                  (name)            (Area Code)      (Telephone Number)

            (2)  Have  all other  periodic  reports required  under
                 Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X]   Yes  [ ]   No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X]   Yes    [ ]   No

                 The Registrant is awaiting on certain information to complete the company s fiscal year end audit and as a development stage entity, the results of the Registrant will significantly change from the prior fiscal year ending December 31, 1998.


                      Autologous Wound Therapy, Inc.
               (Name of Registrant as Specified in Charter)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


       Date:  March 30, 2000              By:  /s/  Dennis G. Hendren
                                              ------------------------------
                                              Dennis  G.  Hendren, President

                         L J Soldinger Associates
                          3850 North Wilke Road
                       Arlington Heights, IL 60004


                              March 29, 2000

       Securities and Exchange Commission
       450 Fifth Street N.W.
       Washington, D.C. 20549

       Gentlemen:

            This letter is written in response to the requirements of Rule 12b-25 under the Securities Exchange Act of 1934 and in satisfaction of Item (c) of Part II of Form 12b-25.

            We are the independent auditors of Autologous Wound Therapy, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual Report on Form 10-KSB for the year ended December 31, 1999, without unreasonable effort or expense because, among other reasons, we have be unable to complete our audit of the financial statements of the Registrant for the year ended December 31, 1999, and are, therefore, unable to furnish the required opinion on such financial statements.

            We hereby advise you that we have read the statement made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

                                     VERY TRULY YOURS,

                                     /s/ L J Soldinger Associates

                                     L J Soldinger Associates